ShoreBridge Capital Securities, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69644

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024   AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SHOREBRIDGE CAPITAL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 SPRINGFIELD AVENUE, SUITE #200

(No. and Street)

SUMMIT	NJ	07901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JANICE PARISE	212 751-4422	JPARISE@DFPPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LILLING & COMPANY LLP

(Name – if individual, state last, first, and middle name)

2 SEAVIEW BOULEVARD	PORT WASHINGTON	NY	11050
(Address)	(City)	(State)	(Zip Code)

3/31/2009	3480
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS BLAGDON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ShoreBridge Capital Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ShoreBridge Capital Securities, LLC
Index
December 31, 2024



Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ShoreBridge Capital Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of ShoreBridge Capital Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of ShoreBridge Capital Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of ShoreBridge Capital Securities, LLC's management. Our responsibility is to express an opinion on ShoreBridge Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to ShoreBridge Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company

Lilling & Company LLP

We have served as ShoreBridge Capital Securities, LLC's auditor since 2021.

Port Washington, New York
February 24, 2025

ShoreBridge Capital Securities, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	60,134
Accounts receivable		583,708
Prepaid expenses		14,652
Total assets	$	658,494

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	25,797
Total liabilities		25,797
Member's equity		632,697
Total Liabilities and Member's Equity	$	658,494

The accompanying notes are an integral part of this financial statement.

ShoreBridge Capital Securities, LLC
Notes to the Statement of Financial Condition
December 31, 2024

1.   **Organization**

ShoreBridge Capital Securities, LLC "formerly known as ShoreBridge Capital Advisors LLC" (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 12, 2015. The Company effected a name change in June 2020. The Company is a wholly-owned subsidiary of ShoreBridge Capital Partners, LLC (the "Parent"). On February 4, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of private placement of securities, Mergers and Acquisitions, corporate financing, investment advisory services and referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

ShoreBridge Capital Securities, LLC does not hold customer funds or securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenue from Contracts with Customers
Revenue from contracts with customers includes fees earned for advisory and placement services pursuant to the terms of individual engagement letters with customers.   The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees
The Company provides investment advisory services with relation to the private placement of securities. Generally these services are being provided during the term of the period stated in the customer engagement letter. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received monthly and are recognized over time during the period defined in the terms of the engagement letter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Placement fees
The Company is contracted to be a placement agent in connection with the private placement of interests in funds managed by the customer. Fee terms for placement fees are stated in the customer engagement letter. The Company records placement revenues at the point in time when the closing of the private

placement occurs and the services for the transactions are completed under the terms of each engagement.

Other income
The Company has entered into a registered representative agreement with Stephen Cassani on an independent contractor basis. As part of this agreement, in exchange for the Company's oversight of Mr. Cassani's activities, the Company earns a fixed amount each quarter from Mr. Cassani and categorizes such revenue as other income.

Accounts Receivable
Accounts receivable are carried at the amounts billed to customers or contract asset amounts considered unconditional, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. At December 31, 2024 and 2023 accounts receivable, net of allowance for credit losses, was $583,708 and $467,833, respectively. Accounts receivable as of December 31, 2024 represents contract asset amounts due from one customer.

Allowance for Credit Losses
As per ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit loss ("CECL") framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024.

Cash and Cash Equivalents
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of their changes in interest rates. As of December 31, 2024, the Company held $52,028 in cash equivalents, relating to 52,028 shares held of Morgan Stanley Institutional Liquidity Fund - Government Portfolio Institutional Class. Such investment represents 8.2% of member's equity and is categorized as Level 1 within the fair value hierarchy. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated tax return.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer there was no UBT tax provision required.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions.

Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including placement and advisory fees. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 73.9% and 23.2% of its total revenues from two external customers in 2024.

3. **Transactions with Related Parties**

During 2017, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide office and administrative services to the Company. The Company incurs and records its proportionate share of expenses in relation to activities performed by the Parent for the benefit of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

In 2017 the Company's Parent formed a new wholly owned subsidiary, ShoreBridge Capital Management, LLC. That entity has since registered with the SEC as an investment advisor.

The subsidiary provides investment advisory services to two funds. Those funds have each engaged the Company for the placement of interests in the respective funds. That relationship is not subject to compensation to the Company.

4. **Concentrations and Credit Risk**

The Company earned placement fees from two customers in 2024. Cash and cash equivalents are subject to credit risk to the extent those balances exceed the applicable Federal Deposit Insurance Corporation ("FDIC") limitations or other applicable limitations. Balances throughout the year may exceed such limitations.

5. **Member's Equity**

For the year ended December 31, 2024, the Company received $181,000 in cash contributions. The Company recorded $101,863 in capital contributions representing forgiveness of the intercompany payable to the Parent for the Company's share of its expenses provided for in the amended ESA. The Company did not make any distributions.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had regulatory net capital of $32,810 which was $27,810 above the required net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .79 to 1 at December 31, 2024.

7. **Commitments and Contingencies**

The Parent of the Company is the named lessor of the Company's office space, therefore there are no commitments to the Company for the office lease.

8. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.
The Company has issued no guarantees at December 31, 2024 or during the year then ended.

9. **Subsequent Events**

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2025 through February 24, 2025, the date these financial statements were issued, that would require recognition or disclosure in the financial statements.